Exhibit (a)(1)(v)

Offer to Purchase for Cash
by
SMG Indium Resources Ltd.

of
Up to $16,094,842.78of Shares of Its Common Stock
at a Purchase Price Equal to $2.41 per Share

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MONDAY, DECEMBER 1, 2014, UNLESS THE OFFER IS EXTENDED (SUCH TIME AND DATE, AS MAY BE EXTENDED, THE “EXPIRATION TIME”).

October 30, 2014

To Our Clients:

Enclosed for your consideration are the Offer to Purchase, dated October 30, 2014 (the “Offer to Purchase”), and related Letter of Transmittal (the “Letter of Transmittal”, which together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Offer”) in connection with the offer by SMG Indium Resources Ltd., a Delaware corporation (“SMG”), to purchase shares of its common stock, par value $0.001 per share (the “Shares”) up to an aggregate purchase price of $16,094,842.78. SMG will purchase Shares at a price equal to $2.41 per Share (the “Purchase Price”), net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase and the related Letter of Transmittal. Capitalized terms used herein and not defined herein shall have the meanings given to them in the Offer to Purchase. The description of the Offer in this letter is only a summary and is qualified by all of the terms and conditions of the Offer set forth in the Offer to Purchase and the Letter of Transmittal.

If, based on the Purchase Price, Shares having an aggregate purchase price of less than $16,094,842.78are properly tendered and not properly withdrawn, SMG will buy all Shares properly tendered and not properly withdrawn, subject to the terms and conditions of the Offer. All Shares properly tendered prior to the Expiration Time at the Purchase Price and not properly withdrawn will be purchased in the Offer at the Purchase Price, upon the terms and subject to the conditions of the Offer. However, because of the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, SMG may not purchase all of the Shares tendered at the Purchase Price if based on the Purchase Price, Shares having an aggregate purchase price in excess of $16,094,842.78are properly tendered and not properly withdrawn. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any delay in making such payment. All Shares acquired in the Offer will be acquired at the Purchase Price. SMG reserves the right, in its sole discretion, to change the per Share purchase price and to increase or decrease the aggregate purchase price payable for Shares sought in the Offer, in each case subject to applicable law. SMG may increase the aggregate purchase price payable for Shares purchased in the Offer and thereby increase the number of Shares accepted for payment in the Offer by up to 2% of the outstanding Shares without amending or extending the Offer.

SMG reserves the right, in its sole discretion, to terminate the Offer upon the occurrence of certain conditions more specifically described in Section 7 of the Offer to Purchase, or to amend the Offer in any respect, in each case subject to applicable law.

Upon the terms and subject to the conditions of the Offer, if, based on the Purchase Price, Shares having an aggregate purchase price in excess of $16,094,842.78 (or such greater aggregate purchase price as SMG may elect to pay, subject to applicable law) have been properly tendered at the Purchase Price and not properly withdrawn before the Expiration Time, SMG will purchase such Shares in the following order of priority: (i) SMG will purchase all Shares properly tendered and not properly withdrawn by any holder of an “odd lot” of less than 100 Shares who tenders all Shares owned beneficially or of record by such odd lot holder at the Purchase Price (tenders of less than all of the Shares owned by such odd lot holder will not qualify for this preference) and who completes the section captioned “Odd Lots” in the Letter of Transmittal; (ii) after the purchase of all of the Shares properly tendered at the Purchase Price and not properly withdrawn by odd lot holders, SMG will purchase all other Shares properly tendered at the Purchase Price on a pro rata basis (excluding Shares subject to conditional tenders for which the condition was not initially satisfied) with appropriate adjustment to avoid purchases of fractional Shares; and (iii) only if necessary to permit SMG to purchase Shares having an aggregate purchase price of $16,094,842.78 (or such greater aggregate purchase price as SMG may elect, subject to applicable law), SMG will purchase Shares conditionally tendered (for which the condition was not initially satisfied) at the Purchase Price, by random lot, to the extent feasible. To be eligible for their Shares to be purchased by random lot, stockholders whose Shares are conditionally tendered must have tendered all of their Shares. As a result of the foregoing priorities applicable to the purchase of Shares tendered, it is possible that fewer than all Shares tendered by a stockholder will be purchased or that, if a tender is conditioned upon the purchase of a specified number of Shares, none of those Shares will be purchased even though such Shares were tendered at the Purchase Price. Shares not purchased because of proration or conditional tenders will be returned to the tendering stockholders at SMG’s expense promptly after the Expiration Time. See Section 1, Section 3 and Section 5 of the Offer to Purchase.

The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is, however, subject to certain other conditions. See Section 7 of the Offer to Purchase.

SMG’s directors, executive officers and affiliates have advised SMG that they intend to tender all of their Shares in the Offer. See Section 11 of the Offer to Purchase.

We are the owner of record of Shares held for your account. As such, we are the only ones who can tender your Shares, and then only pursuant to your instructions.

Please instruct us as to whether you wish us to tender any or all of the Shares that we hold for your account on the terms and subject to the conditions of the Offer.

Please note the following:

1.	You may tender your Shares at $2.41 per Share, as indicated in the Letter of Transmittal, net to you in cash, less applicable withholding taxes and without interest.

2.	You should consult with your own broker or other financial or tax advisors on the possibility of designating the priority in which your Shares will be purchased in the event of proration.

3.	The Offer, proration period and withdrawal rights will expire at 5:00 P.M., New York City time, on Monday, December 1, 2014 unless SMG extends or withdraws the Offer.

4.	The Offer is for up to $16,094,842.78 in aggregate purchase price of Shares. At the Purchase Price of $2.41 per Share, SMG could purchase 6,678,358 Shares if the Offer is fully subscribed (which would represent approximately 78% of the Shares issued and outstanding as of September 30, 2014).

5.	Tendering stockholders who are tendering Shares held in their name or who tender their Shares directly to the Depositary will not be obligated to pay any brokerage commissions or fees to SMG, solicitation fees, or, except as set forth in the Offer to Purchase and the Letter of Transmittal, stock transfer taxes on SMG’s purchase of Shares under the Offer.

6.	If you are an odd lot holder and you instruct us to tender on your behalf all such Shares at the purchase price before the Expiration Time and complete the section captioned “Odd Lots” on the Letter of Transmittal, SMG will accept all such Shares for purchase before proration, if any, of the purchase of other Shares properly tendered at the Purchase Price and not properly withdrawn.

7.	If you wish to condition your tender upon the purchase of all Shares tendered or upon SMG’s purchase of a specified minimum number of the Shares which you tender, you may elect to do so and thereby avoid possible proration of your tender. SMG’s purchase of Shares from all tenders that are so conditioned will be determined by random lot. To elect such a condition, complete the section entitled “Conditional Tender” in the Letter of Transmittal.

YOUR PROMPT ACTION IS REQUESTED. YOUR LETTER OF TRANSMITTAL SHOULD BE FORWARDED TO US IN AMPLE TIME TO PERMIT US TO SUBMIT A TENDER ON YOUR BEHALF BEFORE THE EXPIRATION TIME. PLEASE NOTE THAT THE OFFER, THE PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MONDAY, DECEMBER 1, 2014, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

If you wish to have us tender any or all of your Shares, please so instruct us by completing, executing, detaching and returning to us the Letter of Transmittal. If you authorize us to tender your Shares, we will tender all such Shares unless you specify otherwise on the Letter of Transmittal.

The Offer is being made solely pursuant to the Offer to Purchase and the Letter of Transmittal and is being made to all record holders of Shares. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares residing in any jurisdiction within the United Sates in which the making of the Offer or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

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